15046835

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Armory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Rosecrans Avenue, Suite 660
(No. and Street)

Manhattan Beach (City) CA (State) 90266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eben Perison (310) 798-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eben Perison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Armory Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eben Perison

Signature

Senior Managing Director

Title

See attached acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Armory Securities, LLC
(formerly known as Victory Park Securities, LLC)

Statement of Financial Condition Report
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934.

State of California

County of Los Angeles

On 2.27.2015 before me, Danielle Aimee Pierce, personally appeared Eben Perison who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/her/their signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

DANIELLE AIMEE PIERCE
COMM. #1953638
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. SEPT 24, 2015

Signature ______________________ (Seal)

Contents

McGladrey LLP
One South Wacker Dr Ste 800
Chicago, IL 60606 - 3392
O 312.384.6000 **F** 312.634.3410
www.mcgladrey.com

McGladrey

Report of Independent Registered Public Accounting Firm

To the Managing Member
Armory Securities, LLC
Manhattan Beach, California

We have audited the accompanying statement of financial condition of Armory Securities, LLC (formerly known as Victory Park Securities, LLC) (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 28, 2015

Armory Securities, LLC
(formerly known as Victory Park Securities, LLC)

Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	854,372
Accounts receivable		50,063
Prepaid assets		13,496
Total assets	$	917,931
Liabilities and Members' Capital		
Accounts payable and accrued expenses	$	100,135
Due to affiliate		469,293
Unearned revenue		203,121
Total liabilities		772,549
Members' capital		145,382
Total liabilities and members' capital	$	917,931

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Armory Securities, LLC (the "Company"), formerly Victory Park Securities, LLC, is a Delaware limited liability company with the purpose of conducting business as a broker-dealer. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On October 1, 2014, the Company amended and restated its Limited Liability Company Agreement and issued units (see Note 6) to Armory Group, LLC ("Amory Group"), a Delaware limited liability company, resulting in Armory Group owning 82.5 percent of the Company. On October 1, 2014, the Company also changed its name from Victory Park Securities, LLC to Armory Securities, LLC. In connection with and in anticipation of this amendment, the Company filed a Continuing Membership Agreement ("CMA") with FINRA on August 28, 2014 to seek FINRA's approval for a change of control of the Company to Armory Group. As of the date of this report, the CMA is pending FINRA's approval.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Investment banking revenue includes both success fees and advisory fees earned from providing financial advisory services. Success fee revenue is recognized at the time the transaction is completed and the income is reasonably determinable, as defined under the terms of each engagement. Advisory fees are recognized as the services are performed, which is generally on a straight-line basis over the expected life of the engagement. Any amounts received in advance are treated as unearned revenue until earned. At December 31, 2014, the Company had $203,121 of unearned revenue, which is included on the Statement of Financial Condition. Advisory service expenses that are deferred, if any, are recognized at the time the related revenues are recorded, and in the event that transactions are not completed and the securities are not issued, the Company expenses those costs. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for doubtful accounts are based primarily on the specific facts and circumstances of each receivable. As of December 31, 2014, no allowance has been recorded.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2011.

Note 2. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2014, the Company had net capital of $81,823, which was $30,320 above its required net capital of $51,503. At December 31, 2014, the Company's net capital ratio was 9.4 to 1.

Note 3. Customer Concentration

For the year ended December 31, 2014, the Company had four major customers which represent 61 percent of total revenue. A customer is considered major when the customer represents more than 10 percent of total revenue for the year ended December 31, 2014.

Note 4. Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, whereby Armory Group agreed to pay overhead expenses of the Company. Expenses allocated to the Company are reflected as an expense sharing charge on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and occupancy. As of December 31, 2014, the Company owes Armory Group $469,293 related to expenses incurred by Armory Group on behalf of the Company.

On October 1, 2014 the Company entered into commission agreements with individuals who were formerly employees of Victory Park Securities LLC, whereby the Company receives 10 percent of the revenue generated by such individuals.

Note 5. Concentration of Credit Risk

The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company monitors such credit risk and has not experienced any losses related to such risks that, at times, may exceed federally insured limits.

Note 6. Members' Capital and Equity Compensation

Members' capital consists of two classes of units that represent membership interests, Class A and B.

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

The Class B units are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The Class B units entitle the holders to pro rata participation in future profits of the Company.

On October 1, 2014, the Company issued 1,508 Class A units and 2,716 Class B units to Armory Group. In connection with this transaction, Armory Group became the Manager of the Company and the Company was renamed to Armory Securities, LLC.

As of December 31, 2014, there are 1,676 outstanding Class A units and 3,444 outstanding and vested Class B units. As of December 31, 2014, Class A members' total capital balance is $47,590 and Class B members' total capital balance is $97,792.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Employee Benefits

During the year, the Company matched a portion of its employees' contributions to its salary deferral plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows eligible employees to defer a portion of their compensation. The Company may match a portion of the employees' contribution. Such matching amounts are included in employee compensation and benefits on the Statement of Operations. As of December 31, 2014, the Company no longer has a 401(k) Plan and the participants have transferred out.

Note 9. New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "*Revenue from Contracts with Customers (Topic 606).*" The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "*Revenue Recognition.*" Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.